UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-38279

SOGOU INC.

(Exact name of registrant as specified in its charter)

Level 15, Sohu.com Internet Plaza

No. 1 Unit Zhongguancun East Road, Haidian District

Beijing 100084

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒                    Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐ No ☒

Press Release

On January 19, 2018, the registrant announced the appointment of Joe Zhou as the registrant’s chief financial officer, effective January 22, 2018, and that the registrant’s existing chief financial officer, James Deng, who joined the registrant in July 2017 to help guide the registrant through its initial public offering, will resume his former role at Sohu.com Inc., the registrant’s controlling shareholder. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on Form 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates, and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding risks affecting the registrant’s business and prospects is included in the registrant’s Registration Statement on Form F-1 (Registration Number 333-220928) filed with the Securities and Exchange Commission on November 6, 2017.

Exhibits

99.1	Press Release: “Sogou Appoints Joe Zhou as Chief Financial Officer”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOGOU INC.

	By:	/s/ Joe Zhou
Joe Zhou
Chief Financial Officer

Date: January 22, 2018